Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2020

Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is the responsibility of management and is dated as of November 2, 2020. The Board of Directors (“Board”) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we”, “us”, “our”, “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries on a consolidated basis. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2019 Annual Report dated February 19, 2020, which includes our annual audited consolidated financial statements and MD&A and our Annual Information Form, each for the year ended December 31, 2019, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. No update is provided to the disclosure in our annual MD&A except for material information since the date of our annual MD&A. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (“SEC”).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and nine months ended September 30, 2020 (“interim financial statements”) based on International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise noted. This MD&A contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” and the “Forward-Looking Statements” sections, respectively.

Market Outlook

Agriculture and Retail

•	Key crop prices have increased, driven by significant improvements in supply and demand fundamentals. Higher crop prices have boosted North American grower sentiment.

•

The North American harvest progressed at a pace well ahead of the past two years when timing was impacted by late maturing crops and weather delays. This is expected to provide a wider window for growers to plan and apply fall fertilizer compared to the past few fall seasons.

•

Strong Brazilian crop prices and margins provided an incentive to boost summer soybean and Safrinha corn planting. We expect the planted area of these crops to increase by approximately 4 percent and 6 percent respectively. Planting has started slower than normal as a result of dry weather, but we expect a long planting window and high crop prices will motivate farmers to plant.

Crop Nutrient Markets

•

Global potash demand has been strong in 2020 and we continue to expect global potash shipments and consumption to increase by approximately 2 million tonnes from 2019 levels. As a result, we maintain our 2020 shipment forecast between 65 and 67 million tonnes.

•

The prospect of a robust fall application season in North America has supported strong retail-level demand. We expect that potash delivered in North America in the fall of 2020 will largely be applied to ground and that channel inventories will be lower at the end of 2020 compared to recent years. We also expect that strong fall applications in China, driven by historically high crop prices in combination with seasonal increases in compound NPK production, will support strong potash consumption in the remainder of 2020. Meanwhile, demand in India will continue to be supported by the favorable growing conditions and increased minimum support prices for crops.

•

Global urea prices have been relatively stable as Indian import tenders have pulled significant volumes out of the trade market. The pace of Chinese urea exports has recently increased, along with Indian demand, but remains down around 10 percent in the first nine months of the year. North American urea prices are currently discounted relative to the rest of the world, which is seasonally normal, but offshore imports are down more than 25 percent from July to September and prices need to increase significantly to reach import parity. Global ammonia prices have increased driven by improved industrial demand, higher global gas prices and production curtailments in East Asia and Trinidad.

•

Global phosphate prices have trended higher due to strong demand in India and Brazil and trade flow changes related to countervailing duty investigations in the US. We continue to believe the phosphate market is fundamentally oversupplied which could limit a long-term price recovery.

Financial Outlook and Guidance

Based on market factors detailed above, we are narrowing our 2020 adjusted net earnings guidance to $1.60 to $1.85 per share (from $1.50 to $1.90 per share previously) and adjusted EBITDA guidance to $3.5 to $3.7 billion (from $3.5 to $3.8 billion previously). In the third quarter of 2020, we revised the measure with which we evaluate our segments from EBITDA to adjusted EBITDA. This has not had an impact on our segment guidance numbers below.

All guidance numbers, including those noted above are outlined in the tables below. Refer to page 46 of Nutrien’s 2019 Annual Report for related sensitivities.

2020 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$1.60	$1.85

Adjusted EBITDA (billions) [2]	$3.5	$3.7

Adjusted Retail EBITDA (billions)	$1.37	$1.42

Adjusted Potash EBITDA (billions)	$1.1	$1.2

Adjusted Nitrogen EBITDA (billions)	$1.05	$1.10

Adjusted Phosphate EBITDA (millions)	$200	$250

Potash sales tonnes (millions) [3]	12.2	12.5

Nitrogen sales tonnes (millions) [3]	10.9	11.1

Depreciation and amortization (billions)	$1.85	$1.95

Effective tax rate	11%	13%

Sustaining capital expenditures (billions)	$0.9	$1.0

1 See the “Forward-Looking Statements” section.

2 See the “Non-IFRS Financial Measures” section.

3 Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three Months Ended September 30			Nine Months Ended September 30
(millions of US dollars)	2020	2019	% Change	2020	2019	% Change
Sales	4,205	4,169	1	16,807	16,581	1
Freight, transportation and distribution	204	210	(3)	653	596	10
Cost of goods sold	3,004	2,819	7	12,129	11,558	5
Gross margin	997	1,140	(13)	4,025	4,427	(9)
Expenses	1,719	812	112	3,526	2,628	34
Net (loss) earnings	(587)	141	n/m	143	1,040	(86)
Adjusted EBITDA [1]	670	787	(15)	2,899	3,361	(14)
Free cash flow (“FCF”) [1]	280	329	(15)	1,634	2,019	(19)
FCF including changes in non-cash operating working capital [1]	(888)	333	n/m	34	579	(94)

 1 See the “Non-IFRS Financial Measures” section.

Our third-quarter and first-nine months net (loss) earnings for 2020 were negatively impacted primarily by a non-cash impairment of assets related primarily to our Phosphate operations. Adjusted EBITDA decreased in the same periods due to significantly lower crop nutrient prices that more than offset strong Retail earnings growth and greater operational efficiencies. The COVID-19 pandemic had limited impact on our business during the periods.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and nine months ended September 30, 2020 to the results for the three and nine months ended September 30, 2019, respectively, unless otherwise noted. In the third quarter of 2020, we revised the measure with which we evaluate our segments from EBITDA to Adjusted EBITDA. Adjusted EBITDA provides a better indication of the segments performance as it excludes the impact of impairments and other costs that are centrally managed by our corporate function. We have presented adjusted EBITDA for the comparative periods.

 Retail

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	780	769	1	179	175	2	23	23
Crop protection products	1,328	1,318	1	256	303	(16)	19	23
Seed	103	60	72	27	17	59	26	28
Merchandise	234	135	73	37	22	68	16	16
Services and other	275	217	27	162	138	17	59	64
	2,720	2,499	9	661	655	1	24	26
Cost of goods sold	2,059	1,844	12
Gross margin	661	655	1
Expenses [1]	669	617	8
Earnings (loss) before finance costs and taxes (“EBIT”)	(8)	38	n/m
Depreciation and amortization	170	152	12
EBITDA / Adjusted EBITDA	162	190	(15)

  1 Includes selling expenses of $669 million (2019 – $601 million).

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019
Sales
Crop nutrients	4,092	4,082	-	894	846	6	22	21
Crop protection products	4,774	4,348	10	960	892	8	20	21
Seed	1,638	1,613	2	305	276	11	19	17
Merchandise	703	387	82	116	65	78	17	17
Services and other	911	620	47	527	425	24	58	69
	12,118	11,050	10	2,802	2,504	12	23	23
Cost of goods sold	9,316	8,546	9
Gross margin	2,802	2,504	12
Expenses [1]	2,157	1,937	11
EBIT	645	567	14
Depreciation and amortization	488	433	13
EBITDA / Adjusted EBITDA	1,133	1,000	13

  1 Includes selling expenses of $2,068 million (2019 – $1,816 million).

•

Adjusted EBITDA was lower in the third quarter of 2020 due primarily to the sales mix and use of crop protection products compared to the delayed season last year which pushed sales into the third quarter in North America. US applications this year were also negatively impacted by lower than expected planted acreage and weather-related events. Adjusted EBITDA in the first nine months of 2020 increased significantly from the same period in 2019 due to strong growth in revenue and gross margins across most product lines. The increase was primarily due to organic growth, aided by more normal weather conditions in the US, as well as from the benefit of acquisitions made over the past year.

Total selling expenses increased in the periods due primarily to acquisitions, including the acquisition of Ruralco Holdings Limited (“Ruralco”). Selling expenses as a percentage of sales were also impacted by lower crop nutrient and seed prices in 2020, which resulted in lower associated sales. Total US selling expenses, excluding depreciation and amortization, were down this quarter relative to the third quarter of last year.

•

Crop nutrients sales were higher in the third quarter and the first nine months of 2020, compared to the same periods in 2019 as higher sales volumes more than offset the impact of lower selling prices. Third quarter sales volumes were 10 percent higher than last year, due to strong applications in Australia which offset lower sales volumes in the US. For the first nine months of 2020, total sales volumes were up 12 percent, with increases across all geographies. Gross margin percentage was stable in the third quarter but higher in the nine-month period due to a larger proportion of higher-margin proprietary product sales.

•

Crop protection products sales in the third quarter and first nine months of 2020 were higher compared to the same periods in 2019, due to acquisitions and continued market share growth. Gross margin percentage decreased in the periods due to the impact of recent acquisitions, including that of Ruralco, which impacted the mix of product sold. There was also a slight reduction in use of higher margin discretionary products such as fungicides and insecticides in the US market due to a combination of weather and market factors.

•

Seed sales in the third quarter and first nine months of 2020 increased from the same period last year due to strong growth in all key markets, including contributions from the Tec Agro Group acquisition in Brazil and Ruralco in Australia. Gross margin percentage decreased in the third quarter of 2020 primarily due to the Ruralco acquisition, while US seed margins in the third quarter strengthened year over year. Gross margin percentage increased in the first nine months of 2020 due to higher margins achieved on soybean and corn sales and fewer replanting discounts compared to the same periods in 2019.

•	Merchandise sales increased in third quarter and first nine months of 2020 due to benefits from the acquisition of the Ruralco business in Australia. Gross margin percentage was stable in the periods.

•

Services and other sales were higher in the third quarter and first nine months of 2020 due to increased contributions from our Australian business. Sales and gross profit in the US declined in the third quarter but margins were slightly stronger. Gross margin percentage decreased in the periods due to product mix changes resulting primarily from the acquisition of Ruralco.

 Potash

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	252	330	(24)	1,426	1,438	(1)	176	229	(23)

Offshore	339	379	(11)	2,252	1,823	24	151	208	(27)

	591	709	(17)	3,678	3,261	13	161	218	(26)

Cost of goods sold	303	303	-				83	94	(12)

Gross margin - manufactured	288	406	(29)				78	124	(37)

Gross margin - other [1]	-	-	-	Depreciation and amortization			34	34	-

Gross margin - total	288	406	(29)	Gross margin excluding depreciation

Expenses [2]	84	86	(2)	and amortization - manufactured [3]			112	158	(29)

EBIT	204	320	(36)	Potash cash cost of product

Depreciation and amortization	124	110	13	manufactured [3]			53	62	(15)

EBITDA	328	430	(24)

Impairment of assets	22	-	n/m
Adjusted EBITDA	350	430	(19)

 1 Includes other potash and purchased products and is comprised of net sales of $Nil (2019 – $Nil) less cost of goods sold of $Nil (2019 – $Nil).

 2 Includes provincial mining and other taxes of $58 million (2019 – $83 million).

 3 See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

North America	709	832	(15)	3,774	3,389	11	188	245	(23)

Offshore	987	1,421	(31)	6,396	6,247	2	154	228	(32)

	1,696	2,253	(25)	10,170	9,636	6	167	234	(29)

Cost of goods sold	878	892	(2)				87	93	(6)

Gross margin - manufactured	818	1,361	(40)				80	141	(43)

Gross margin - other [1]	-	1	(100)	Depreciation and amortization			32	34	(6)

Gross margin - total	818	1,362	(40)	Gross margin excluding depreciation

Expenses [2]	199	242	(18)	and amortization - manufactured			112	175	(36)

EBIT	619	1,120	(45)	Potash cash cost of product

Depreciation and amortization	329	324	2	manufactured			55	60	(8)

EBITDA	948	1,444	(34)
Impairment of assets	22	-	n/m
Adjusted EBITDA	970	1,444	(33)

 1 Includes other potash and purchased products and is comprised of net sales of $Nil million (2019 – $1 million) less cost of goods sold of $Nil (2019 – $Nil).

 2 Includes provincial mining and other taxes of $161 million (2019 – $237 million).

•

Adjusted EBITDA decreased in the third quarter and first nine months of 2020 due to lower global potash prices. This was partially offset by higher sales volumes and lower cost of goods sold per tonne.

•

Sales volumes in the third quarter of 2020 were the second highest of any quarter on record while sales volumes in the first nine months of 2020 were the highest on record. Higher sales volumes relative to the same periods last year were supported by strong offshore demand, higher US planted acreage and improved crop fundamentals.

•	Net realized selling price decreased in the third quarter and first nine months of 2020, due to pressure in global benchmark prices.

•

Cost of goods sold per tonne decreased in both periods due to production efficiency gains and the deferral of maintenance projects related to COVID-19 precautions. These factors also lowered the potash cash cost of product manufactured in the third quarter and the first nine months of 2020.

Canpotex Sales by Market

(percentage of sales volumes, except as	Three Months Ended September 30			Nine Months Ended September 30

otherwise noted)	2020	2019	% Change	2020	2019	% Change

Latin America	36	44	(18)	33	31	6

Other Asian markets [1]	20	21	(5)	25	27	(7)

China	23	16	44	22	23	(4)

India	14	12	17	13	11	18

Other markets	7	7	-	7	8	(13)

	100	100		100	100

1 All Asian markets except China and India.

 Nitrogen

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	105	144	(27)	546	715	(24)	193	203	(5)

Urea	193	221	(13)	766	726	6	251	304	(17)

Solutions, nitrates and sulfates	143	168	(15)	1,091	1,081	1	131	155	(15)

	441	533	(17)	2,403	2,522	(5)	184	211	(13)

Cost of goods sold	392	416	(6)				164	165	(1)

Gross margin - manufactured	49	117	(58)				20	46	(57)

Gross margin - other [1]	9	16	(44)	Depreciation and amortization			55	50	10

Gross margin - total	58	133	(56)	Gross margin excluding depreciation

Expenses	21	13	62	and amortization - manufactured			75	96	(22)

EBIT	37	120	(69)	Ammonia controllable cash cost of

Depreciation and amortization	131	127	3	product manufactured [2]			47	45	4

EBITDA	168	247	(32)

Impairment of assets	27	-	n/m

Adjusted EBITDA	195	247	(21)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $99 million (2019 – $69 million) less cost of goods sold of $90 million (2019 – $53 million).

2 See the “Non-IFRS Financial Measures” section.

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Ammonia	464	602	(23)	2,048	2,400	(15)	227	251	(10)

Urea	703	739	(5)	2,622	2,342	12	268	315	(15)

Solutions, nitrates and sulfates	500	540	(7)	3,451	3,166	9	145	170	(15)

	1,667	1,881	(11)	8,121	7,908	3	205	238	(14)

Cost of goods sold	1,344	1,345	-				165	170	(3)

Gross margin - manufactured	323	536	(40)				40	68	(41)

Gross margin - other [1]	40	57	(30)	Depreciation and amortization			56	50	12

Gross margin - total	363	593	(39)	Gross margin excluding depreciation

Expenses	29	7	314	and amortization - manufactured			96	118	(19)

EBIT	334	586	(43)	Ammonia controllable cash cost of

Depreciation and amortization	453	394	15	product manufactured			44	44	-

EBITDA	787	980	(20)

Impairment of assets	27	-	n/m

Adjusted EBITDA	814	980	(17)

1 Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $404 million (2019 – $364 million) less cost of goods sold of $364 million (2019 – $307 million).

•

Adjusted EBITDA decreased in the third quarter and first nine months of 2020 as lower net realized selling prices more than offset the benefit of higher sales volumes into North American agricultural markets and lower cost of goods sold per tonne.

•

Sales volumes decreased in the third quarter of 2020 compared to the same period in 2019 due to lower industrial nitrogen demand, particularly for ammonia, and associated operational changes in Trinidad. This was partially offset by higher agriculture-related nitrogen sales. Sales volumes in the first nine months of 2020 were higher compared to the same period in 2019 due to recent expansion projects and strong operating rates at our North American facilities.

•

Net realized selling price of nitrogen was lower in the third quarter and first nine months of 2020 than the same periods last year due to lower global and North American benchmark prices. Third quarter sales commitments in 2020 were weighted towards the beginning of the quarter prior to benchmark price increases.

•

Cost of goods sold per tonne decreased in the third quarter and first nine months of 2020 compared to the same periods in 2019 due to lower natural gas prices and fixed costs. This more than offset higher depreciation and amortization per tonne related to expansion and turnaround work completed in late 2019. Ammonia controllable cash cost of product manufactured per tonne increased in the third quarter due to lower production associated with curtailments in Trinidad. Ammonia controllable cash costs for the first nine months of 2020 were consistent with the same period last year due to lower fixed costs that offset lower production.

Natural Gas Prices in Cost of Production

	Three Months Ended September 30			Nine Months Ended September 30

(US dollars per MMBtu, except as otherwise noted)	2020	2019	% Change	2020	2019	% Change

Overall gas cost excluding realized derivative impact	2.18	2.06	6	2.17	2.47	(12)

Realized derivative impact	0.06	0.22	(73)	0.06	0.14	(57)
Overall gas cost	2.24	2.28	(2)	2.23	2.61	(15)

Average NYMEX	1.98	2.23	(11)	1.88	2.67	(30)

Average AECO	1.62	0.78	108	1.54	1.05	47

•

Gas prices in our cost of production decreased in the third quarter and first nine months of 2020 as lower US gas prices and a lower realized derivative impact more than offset higher Canadian gas prices compared to the same period last year.

 Phosphate

	Three Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	172	164	5	542	492	10	317	335	(5)

Industrial and feed	94	106	(11)	166	192	(14)	563	549	3

	266	270	(1)	708	684	4	375	396	(5)

Cost of goods sold	268	284	(6)				379	416	(9)

Gross margin - manufactured	(2)	(14)	86				(4)	(20)	80

Gross margin - other [1]	1	(1)	n/m	Depreciation and amortization			85	85	-

Gross margin - total	(1)	(15)	93	Gross margin excluding depreciation

Expenses	782	9	n/m	and amortization - manufactured			81	65	25

EBIT	(783)	(24)	n/m

Depreciation and amortization	60	58	3

EBITDA	(723)	34	n/m

Impairment of assets	769	-	n/m

Adjusted EBITDA	46	34	35

1 Includes other phosphate and purchased products and is comprised of net sales of $26 million (2019 - $44 million) less cost of goods sold of $25 million (2019 - $45 million).

	Nine Months Ended September 30
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne

as otherwise noted)	2020	2019	% Change	2020	2019	% Change	2020	2019	% Change

Manufactured product

Net sales

Fertilizer	491	635	(23)	1,582	1,664	(5)	310	382	(19)

Industrial and feed	304	321	(5)	551	578	(5)	552	555	(1)

	795	956	(17)	2,133	2,242	(5)	373	426	(12)

Cost of goods sold	779	963	(19)				366	429	(15)

Gross margin - manufactured	16	(7)	n/m				7	(3)	n/m

Gross margin - other [1]	4	(4)	n/m	Depreciation and amortization			84	80	5

Gross margin - total	20	(11)	n/m	Gross margin excluding depreciation

Expenses	799	29	n/m	and amortization - manufactured			91	77	18

EBIT	(779)	(40)	n/m

Depreciation and amortization	179	180	(1)

EBITDA	(600)	140	n/m

Impairment of assets	769	-	n/m

Adjusted EBITDA	169	140	21

1 Includes other phosphate and purchased products and is comprised of net sales of $87 million (2019 - $125 million) less cost of goods sold of $83 million (2019 - $129 million).

•

Adjusted EBITDA increased in the third quarter and first nine months of 2020 primarily due to lower cost of goods sold per tonne. As part of our expenses, we recognized a $769 million non-cash impairment of assets which is added back to adjusted EBITDA. This impairment relates to a less favorable long-term outlook of phosphate selling prices and an expected global supply imbalance.

•

Sales volumes increased in the third quarter of 2020 compared to the third quarter last year due to higher fertilizer sales that more than offset lower industrial and feed sales. Sales volumes in the first nine months of 2020 decreased compared to the same period last year primarily due to the conversion of the Redwater phosphate facility to ammonium sulfate in 2019 and lower phosphoric acid exports in 2020.

•

Net realized selling price of phosphate fertilizer sales was lower than in the third quarter of last year due to the lag effect in realized prices, which was partially offset by higher industrial and feed prices. Net realized selling prices in the first nine months of 2020 were lower than the same period last year consistent with declines in global benchmark prices.

•

Cost of goods sold per tonne decreased in the third quarter of 2020 due to lower raw material costs and a favorable non-cash inventory adjustment. Cost of goods sold per tonne decreased significantly in the first nine months of 2020 compared to the same period last year primarily due to both lower raw material costs and a change in estimate related to an asset retirement obligation recorded in the second quarter of 2020.

 Corporate and Others

(millions of US dollars, except as otherwise	Three Months Ended September 30			Nine Months Ended September 30

noted)	2020	2019	% Change	2020	2019	% Change

Sales [1]	23	35	(34)	70	99	(29)

Cost of goods sold	20	35	(43)	63	99	(36)

Gross margin	3	-	n/m	7	-	n/m

Selling expenses	(4)	(5)	(20)	(17)	(14)	21

General and administrative expenses	66	65	2	191	191	-

Provincial mining and other taxes	-	8	(100)	1	13	(92)

Share-based compensation expense (recovery)	29	(21)	n/m	9	95	(91)

Impairment of assets	5	-	n/m	5	33	(85)

Other expenses	67	40	68	153	95	61

EBIT	(160)	(87)	84	(335)	(413)	(19)

Depreciation and amortization	15	10	50	41	32	28

EBITDA	(145)	(77)	88	(294)	(381)	(23)

Merger and related costs	-	21	(100)	-	57	(100)

Acquisition and integration related costs	10	-	n/m	38	-	n/m

Share-based compensation expense (recovery)	29	(21)	n/m	9	95	(91)

Impairment of assets	5	-	n/m	5	33	(85)

COVID-19 related expenses	11	-	n/m	30	-	n/m

Foreign exchange loss, net of related derivatives	13	2	550	4	14	(71)

Loss on disposal of business	6	-	n/m	6	-	n/m

Adjusted EBITDA	(71)	(75)	(5)	(202)	(182)	11

Finance costs	129	147	(12)	401	413	(3)

Income tax (recovery) expense	(264)	40	n/m	(45)	346	n/m

Other comprehensive income (loss)	71	(75)	n/m	(86)	(57)	51

1 Primarily relates to our non-core Canadian business which was sold in the third quarter of 2020.

•

Share-based compensation expense (recovery) - We had an expense for the third quarter of 2020 due to an increase in share price and a recovery for the comparative period in 2019 due to a decrease in share price. We had a lower expense for the first nine months of 2020 as our share price was negatively impacted from market volatility due to the COVID-19 pandemic in the first nine months of 2020.

•

Impairment of assets was lower for the first nine months of 2020 due to a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in 2019.

•

Other expenses in the third quarter and first nine months of 2020 were higher due to project costs related to our Retail enterprise resource planning system as part of our digital transformation and COVID-19 related expenses. COVID-19 expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs and costs related to construction delays from access limitations and other government restrictions.

•

Finance costs in the third quarter and first nine months of 2020 were slightly lower than the same periods last year. Lower interest rates more than offset higher finance costs incurred as we managed our immediate liquidity position during the initial months of the COVID-19 pandemic.

•

Income tax (recovery) expense – Income tax recoveries were recorded for the third quarter and first nine months of 2020 due to an impairment of assets, discrete tax recoveries primarily related to US legislative changes and a change in jurisdictional earnings composition. The discrete tax recoveries were $48 million and $59 million for the third quarter and first nine months of 2020, respectively.

•

Other comprehensive income (loss) – For the third quarter of 2020, we had higher other comprehensive income from a gain on translation of our Retail operations in Canada and Australia as the Canadian and Australian dollars appreciated relative to the US dollar as global markets rebounded following the COVID-19 pandemic in the early part of 2020. For the first nine months of 2020, we had a higher other comprehensive loss due primarily to a loss on translation of our Retail operations in Brazil as the Brazilian Real declined relative to the US dollar. There were also offsetting impacts from translation of our Canadian and Australian Retail operations.

Financial Condition Review

The following balance sheet categories contained variances that were considered significant:

	As at

(millions of US dollars, except as otherwise noted)	September 30, 2020	December 31, 2019	$ Change	% Change

Assets

Cash and cash equivalents	465	671	(206)	(31)

Receivables	5,056	3,542	1,514	43

Inventories	3,829	4,975	(1,146)	(23)

Prepaid expenses and other current assets	531	1,477	(946)	(64)

Property, plant and equipment	19,308	20,335	(1,027)	(5)

Liabilities and Equity

Short-term debt	1,644	976	668	68

Current portion of long-term debt	-	502	(502)	(100)

Payables and accrued charges	5,239	7,437	(2,198)	(30)

Long-term debt	10,041	8,553	1,488	17

Retained earnings	6,477	7,101	(624)	(9)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section.

•	Receivables increased due to seasonal Retail sales resulting in higher receivables from customers and vendor rebates receivables.

•	Inventories decreased due to seasonal Retail sales activity.

•

Prepaid expenses and other current assets decreased due to the drawdown of prepaid inventory where Retail typically prepays for products at year-end and takes possession of inventory throughout the year.

•	Property, plant and equipment decreased primarily due to a non-cash impairment of our Phosphate production facilities as described in Note 3 to the interim financial statements.

•	Short-term debt increased from commercial paper issuances as part of our seasonal working capital management.

•

Payables and accrued charges decreased due to lower customer prepayments as Retail customers took delivery of prepaid products. This was partially offset by an increase related to a shift in timing of vendor payments.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in notes issued in May 2020 exceeding the repayment of $500 million in notes that matured in the first quarter of 2020.

•	Retained earnings decreased due to dividends declared exceeding net earnings.

Liquidity and Capital Resources

Sources and Uses of Liquidity

We managed our capital in accordance with our capital allocation strategy. We believe that our internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. As further developments and impacts of COVID-19 are highly uncertain and cannot be predicted, we continue to monitor our liquidity position. Refer to the “Capital Structure and Management” section for details on our existing long-term debt and credit facilities.

Key uses and sources of cash and cash equivalents in the third quarter and/or nine months ended September 30, 2020 included:

•

Investments in capital assets to sustain and grow our safe, reliable and cost-efficient operations. Sustaining capital expenditures were $203 million in the third quarter of 2020 and were $511 million in the first nine months of 2020. Investing capital expenditures were $96 million in the third quarter of 2020 and were $360 million for the first nine months of 2020.

•

Returns to our shareholders through dividends and share repurchases (See Note 9 to the interim financial statements). Dividends paid were $257 million in the third quarter of 2020 and were $771 million for the first nine months of 2020. Share repurchases were $nil in the third quarter of 2020 and were $160 million in the first nine months of 2020.

•	Other financing activities including the following:
•	Issued $1.5 billion of notes on May 13, 2020. See Note 8 to the interim financial statements.
•	Drew down $446 million and $801 million from our commercial paper during the three and nine months ended September 30, 2020, respectively.
•	Repaid at maturity $500 million of 4.875 percent notes during the nine months ended September 30, 2020. See Note 8 to the interim financial statements.
•

Established new committed revolving credit facilities totaling approximately $1.5 billion in March and April 2020, in response to the market uncertainty caused by the COVID-19 pandemic. We closed these credit facilities after the issuance of the new notes, as described above. During the first nine months of 2020, we drew down from and later repaid $3.5 billion of our revolving credit facilities to provide additional liquidity in the volatile market caused by the COVID-19 pandemic.

Sources and Uses of Cash

(millions of US dollars, except as otherwise	Three Months Ended September 30			Nine Months Ended September 30

noted)	2020	2019	% Change	2020	2019	% Change

Cash (used in) provided by operating activities	(685)	589	n/m	545	1,246	(56)

Cash used in investing activities	(356)	(904)	(61)	(1,209)	(2,133)	(43)

Cash provided by (used in) financing activities	85	272	(69)	465	(837)	n/m

Effect of exchange rate changes on cash and cash equivalents	6	(5)	n/m	(7)	(22)	(68)

Decrease in cash and cash equivalents	(950)	(48)	n/m	(206)	(1,746)	(88)

Cash and cash equivalents decreased by $950 million in the third quarter of 2020 compared to a decrease of $48 million in 2019 as a result of lower cash from our operating activities mainly due to lower crop nutrient prices and comparatively strong results in the third quarter of 2019. We also settled more trade payables due to the shift in timing of vendor payments from the second to third quarter of 2020.

As cash from operations decreased, we lowered our spend in investing activities through:

•	A $305 million decrease in cash used for acquisitions compared to the same period in 2019. We acquired Ruralco in the third quarter of 2019 with no similar acquisition in the third quarter of 2020.
•

A $276 million decrease in capital expenditures compared to the same period in 2019 as we deferred or reduced capital projects mainly due to lower crop nutrient prices, as well as COVID-19 precautions.

Cash and cash equivalents decreased by $206 million in the nine months ended September 30, 2020 compared to a decrease of $1.7 billion in the nine months ended September 30, 2019.

Cash from our operating activities decreased as a result of lower crop nutrient prices. Despite this decrease, we had a $933 million decrease in short-term debt net proceeds compared to the same period in 2019, due to improved working capital management.

The decrease in our cash from operating activities was partially offset by:

•	An approximately $900 million decrease in cash used for Retail acquisitions and capital expenditures compared to the same period in 2019.
•	A decrease of $1.8 billion in cash payments to shareholders in the form of share repurchases compared to the same period in 2019.
•	A $503 million decrease in long-term debt repayments compared to the same period in 2019.

Capital Structure and Management

Principal Debt Instruments

In response to the COVID-19 pandemic, we continue to monitor our liquidity position. We added new credit facilities of $1.5 billion in March and April 2020, which we subsequently closed in May 2020 after the issuance of the new notes described below. We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the nine months ended September 30, 2020.

Short-term Debt

	As at September 30, 2020

(millions of US dollars)	Rate of Interest (%)	Total Facility Limit	Outstanding and Committed	Remaining Available

Credit facilities

Unsecured revolving term credit facility	NIL	4,500	-	4,500

Uncommitted revolving demand facility	NIL	500	-	500

Other credit facilities [1]	0.8 - 9.5	600	193	407

Commercial paper	0.2 - 0.6		1,451

Total			1,644

1 Other credit facilities are unsecured and consist of South American facilities with debt of $143 (December 31, 2019 – $149) and interest rates ranging from 2.0 percent to 9.5 percent, Australian facilities with debt of $24 (December 31, 2019 – $157) and an interest rate of 1.3 percent, and other facilities with debt of $26 (December 31, 2019 – $20) and interest rates ranging from 0.8 percent to 4.0 percent.

The amount available under the commercial paper program is limited to the availability of backup funds under the $4,500 million unsecured revolving term credit facility and excess cash invested in highly liquid securities.

Long-term Debt

Our long-term debt consists primarily of notes. See the “Capital Structure and Management” section of our 2019 Annual Report for information on balances, rates and maturities for our notes. On May 13, 2020, we issued $1.5 billion in notes. See Note 8 to the interim financial statements. During the first quarter of 2020, we repaid the $500 million 4.875 percent notes that matured March 30, 2020.

Outstanding Share Data

As at October 30, 2020

Common shares	569,145,935

Options to purchase common shares	11,123,020

For more information on our capital structure and management, see Note 26 to our 2019 financial statements.

Quarterly Results

(millions of US dollars, except as otherwise noted)	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019	Q2 2019	Q1 2019	Q4 2018

Sales	4,205	8,416	4,186	3,442	4,169	8,693	3,719	3,762

Net earnings (loss) from continuing operations	(587)	765	(35)	(48)	141	858	41	296

Net earnings from discontinued operations	-	-	-	-	-	-	-	2,906

Net earnings (loss)	(587)	765	(35)	(48)	141	858	41	3,202

Adjusted EBITDA	670	1,721	508	664	787	1,870	704	924

Earnings (loss) per share (“EPS”) from continuing operations

Basic	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07	0.48

Diluted	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07	0.48

EPS

Basic	(1.03)	1.34	(0.06)	(0.08)	0.25	1.48	0.07	5.23

Diluted	(1.03)	1.34	(0.06)	(0.08)	0.24	1.47	0.07	5.22

Seasonality in our business results from increased demand for products during the planting season. Crop input sales are generally higher in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, while customer prepayments made to us are concentrated in December and January and inventory prepayments paid to our vendors are typically concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Since the fourth quarter of 2019, Potash earnings have been impacted by lower net realized selling prices caused by a temporary slowdown in global demand. In the fourth quarter of 2018, earnings were impacted by $2.9 billion in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2020, earnings were impacted by non-cash impairments of property, plant and equipment primarily in the Phosphate segment as a result of lower forecasted global phosphate prices.

Risk Factors

Coronavirus Disease (COVID-19) Pandemic

Epidemics, pandemics or other such crises or public health concerns in regions of the world where we have operations or source material or sell products could impact or disrupt our business. Specifically, the ongoing COVID-19 outbreak has resulted in travel restrictions and extended shutdowns of certain businesses around the world, as well as a deterioration of general economic conditions. These or any governmental or other regulatory responses or developments or health concerns in countries in which we operate could result in operational restrictions or social and economic instability, or labor shortages. More specifically, there remains uncertainty relating to the potential impact that COVID-19 could ultimately have on our business. It is still possible that COVID-19 could impact our operations, create supply chain disruptions and/or limit our ability to timely sell or distribute our products in the future, which would negatively impact our business, financial condition and operating results. It is also possible that COVID-19 could negatively impact our customers, even though the agriculture sector is classified as an essential service. Any significant long-term downturn in the global economy or agricultural markets could impact the Company’s access to capital or credit ratings, or our customers’ access to liquidity, which could increase our counterparty credit exposure.

Critical Accounting Estimates

Our critical accounting policies are disclosed in our 2019 Annual Report. We have discussed the development, selection and application of our key accounting policies, and the critical accounting estimates and assumptions they involve, with the audit committee of the Board. Our critical accounting estimates are discussed on page 54 of our 2019 Annual Report. Other than the critical accounting estimates discussed below, there were no significant changes in the first nine months of 2020.

Long-lived Asset Impairment

During the three and nine months ended September 30, 2020, we identified an impairment indicator in our Phosphate cash generating units (“CGUs”) due to lower long-term forecasted global phosphate prices and recorded impairments of assets in the statement of (loss) earnings relating to our property plant and equipment at Aurora and White Springs of $545 million and $215 million, respectively. See Note 3 to the interim financial statements.

The recoverable values of Aurora and White Springs are most sensitive to the following key assumptions: our internal sales price forecasts which consider projections from an independent third-party data source, discount rates, long-term growth rates, and expected mine life. We used key assumptions that were based on historical data and estimates of future results from internal sources, external price benchmarks, mineral reserve technical reports, as well as industry and market trends.

The following table highlights sensitivities to the recoverable value which could result in additional impairment losses or reversals of previously recorded losses. The sensitivities have been calculated independently of changes in other key variables.

	Aurora

Key Assumptions		Change in Assumption		Increase (Decrease) to Recoverable Value ($ millions)

Net selling price	±	10 per tonne	±	150

Discount rate	±	1.0 percentage point	±	120

For our White Springs CGU, there were no reasonably possible changes in the key assumptions that would result in a substantial change in the recoverable value.

At September 30, 2020, we performed impairment testing on the Trinidad CGU, part of our Nitrogen segment, due to the indefinite closure of an ammonia plant in response to market conditions and lower long-term forecasted global ammonia prices. No impairment resulted from comparing the carrying value of the Trinidad CGU to its recoverable value determined on a fair value less costs of disposal (“FVLCD”) methodology. FVLCD was based on after-tax discounted cash flows (using a five-year projection and a 2.0% terminal growth rate) discounted at a post-tax rate of 12.6%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Trinidad CGU recoverable value to be equal to the carrying value:

Key Assumptions	Change Required for Carrying Value to Equal Recoverable Value

Net selling price (5-year average)	4 percent decrease

Production volumes (5-year average)	5 percent decrease

Discount rate (post-tax)	0.9 percentage point increase

Controls and Procedures

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, and National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been changes to our internal control over financial reporting during the quarter ended June 30, 2020. As part of our digital transformation, we have implemented a new enterprise resource planning system in the Retail segment resulting in a more automated control environment for our Canadian and Loveland Products operations. This change continues to materially affect our internal control over financial reporting.

As a result of the acquisition of Ruralco and the integration of the Australian Retail operations, the internal control over the Australian Retail operations will come into scope of the Company’s internal control over financial reporting for the fourth quarter of 2020. The acquisition of Ruralco was previously excluded from management’s evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 due to the proximity of the acquisition to year-end. The integration of the Australian Retail operations is expected to materially affect our internal control over financial reporting.

COVID-19 has also affected our business. During the quarter, corporate office staff and many site administrative staff have worked from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. This change has not materially affected our internal control over financial reporting.

Except as discussed herein, there have been no changes during the quarter ended September 30, 2020, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included and incorporated by reference in this document constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s 2020 annual guidance, including expectations regarding our adjusted net earnings per share, adjusted EBITDA (consolidated and by segment); capital spending expectations for 2020; expectations regarding our liquidity; expectations regarding performance of our operating segments in 2020, including the impact of our ammonia plant closure on our Nitrogen segment; our operating segment market outlooks and market conditions for 2020, including the impact of COVID-19 thereon, and the anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of import and export volumes; and acquisitions and divestitures, and the expected synergies associated with various acquisitions, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2020 and in the future; our expectations regarding the impacts, direct and indirect, of COVID-19 on our business, customers, business partners, employees, supply chain, other stakeholders and the overall economy; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; climate change and weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; the COVID-19 pandemic and its resulting effects on economic conditions, restrictions imposed by public health authorities or governments, fiscal and monetary responses by governments and financial institutions and disruptions to global supply chains; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the SEC in the United States.

The purpose of our expected adjusted net earnings per share and adjusted EBITDA (consolidated and by segment) guidance ranges are to assist readers in understanding our expected financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms and Definitions” section of our 2019 Annual Report dated February 19, 2020. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful and all financial amounts are stated in millions of US dollars, unless otherwise noted.

Appendix A - Selected Additional Financial Data

Selected Retail measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	33	31	27	24

Crop protection products	43	39	40	42

Seed	n/m	20	43	44
All products	25	27	27	28

Crop nutrients sales volumes (tonnes - thousands)

North America	1,159	1,202	7,683	7,254

International	741	533	2,364	1,677

Total	1,900	1,735	10,047	8,931

Crop nutrients selling price per tonne

North America	413	467	423	471

International	407	389	356	395

Total	411	443	407	457

Crop nutrients gross margin per tonne

North America	116	114	102	103

International	61	70	47	57

Total	94	101	89	95

Financial performance measures			2020 Target	2020 Actuals

Retail Adjusted EBITDA to sales (%) [1,2]			10	10

Retail adjusted average working capital to sales (%) [1,2]			21	17

Retail cash operating coverage ratio (%) [1,2]			61	62

Retail Adjusted EBITDA per US selling location (thousands of US dollars) [1,2]			1,000	1,031

1 Rolling four quarters ended September 30, 2020.

2 See the “Non-IFRS Financial Measures” section.

Nutrien Financial	As at September 30, 2020

(millions of US dollars)	Current	31-90 days past due	>90 days past due	Allowance [2]	Total

Nutrien Financial receivables [1]	1,661	37	35	(22)	1,711

1 See the “Non-IFRS Financial Measures” section.

2 Allowance for expected credit losses of receivables from customers.

Selected Nitrogen measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Sales volumes (tonnes - thousands)

Fertilizer	1,426	1,304	5,010	4,204

Industrial and feed	977	1,218	3,111	3,704

Net sales (millions of US dollars)

Fertilizer	280	316	1,108	1,155

Industrial and feed	161	217	559	726

Net selling price per tonne

Fertilizer	196	243	221	275

Industrial and feed	166	178	180	196

Production measures	Three Months Ended September 30		Nine Months Ended September 30
	2020	2019	2020	2019

Potash production (Product tonnes - thousands)	3,430	2,977	9,811	9,761

Potash shutdown weeks [1]	4	11	38	27

Nitrogen production (Ammonia tonnes - thousands) [2]	1,413	1,529	4,479	4,763

Ammonia operating rate (%) [3]	91	85	93	90

Phosphate production (P2O5 tonnes - thousands) [4]	354	374	1,083	1,124

Phosphate P2O5 operating rate (%) [4]	83	87	85	88

1 Represents weeks of full production shutdown, excluding the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis.

3 Excludes Trinidad and Joffre.

4 Excludes Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are numerical measures of a company’s performance, that either exclude or include amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions and why management uses each measure. It includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-IFRS financial measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As non-recurring, unusual or other non-operational items arise, we generally exclude these items in our calculation.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, Merger and related costs, certain acquisition and integration related costs, share-based compensation, impairment of assets, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses and loss on disposal of business. In the first and third quarter of 2020, respectively, we have amended our calculation of adjusted EBITDA to adjust for the impact of COVID-19 related expenses and loss on disposal of business. There were no similar expenses in the comparative period. To align with the change in our segment performance measure effective in the third quarter of 2020, we will primarily use Adjusted EBITDA going forward as our consolidated performance measure.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations.

	Three Months Ended September 30		Nine Months Ended September 30

(millions of US dollars)	2020	2019 [1]	2020	2019 [1]
Net (loss) earnings	(587)	141	143	1,040
Finance costs	129	147	401	413
Income tax (recovery) expense	(264)	40	(45)	346
Depreciation and amortization	500	457	1,490	1,363
EBITDA	(222)	785	1,989	3,162
Merger and related costs	-	21	-	57
Acquisition and integration related costs	10	-	38	-
Share-based compensation expense (recovery)	29	(21)	9	95
Impairment of assets	823	-	823	33
COVID-19 related expenses	11	-	30	-
Foreign exchange loss, net of related derivatives	13	2	4	14
Loss on disposal of business	6	-	6	-
Adjusted EBITDA	670	787	2,899	3,361

1 In the fourth quarter of 2019, we amended our calculations of adjusted EBITDA and restated the comparative periods to exclude the impact of foreign exchange gain/loss, net of related derivatives, as foreign exchange changes are not indicative of our operating performance.

Adjusted EBITDA (Consolidated) and Adjusted Net Earnings Per Share Guidance

Adjusted EBITDA and adjusted net earnings per share guidance are forward-looking non-IFRS financial measures. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value that may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), and COVID-19 related expenses.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and net earnings (loss) per share.

Definition: Net earnings (loss) before certain acquisition and integration related costs, share-based compensation, certain foreign exchange gain/loss (net of related derivatives), COVID-19 related expenses (including those recorded under finance costs), loss on disposal of business and impairment of assets, net of tax. In 2020, we have amended our calculation of adjusted net loss to adjust for the impact of COVID-19 related expenses and loss on disposal of business.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended September 30, 2020			Nine Months Ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net (loss) earnings		(587)	(1.03)		143	0.25

Adjustments:

Acquisition and integration related costs	10	8	0.01	38	31	0.06

Share-based compensation expense	29	23	0.04	9	7	0.01

Impairment of assets	823	661	1.16	823	661	1.16

COVID-19 related expenses	14	11	0.02	45	36	0.06

Foreign exchange loss, net of related derivatives	13	10	0.02	4	3	0.01

Loss on disposal of business	6	5	0.01	6	5	0.01

Adjusted net earnings		131	0.23		886	1.56

Free Cash Flow and Free Cash Flow Including Changes in Non-Cash Operating Working Capital

Most directly comparable IFRS financial measure: Cash from operations before working capital changes.

Definition: Cash from operations before working capital changes less sustaining capital expenditures. We also calculate a similar measure which includes changes in non-cash operating working capital.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. These are also useful as indicators of our ability to service debt, meet other payment obligations and make strategic investments. These do not represent residual cash flow available for discretionary expenditures.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars)	2020	2019	2020	2019

Cash from operations before working capital changes	483	585	2,145	2,686

Sustaining capital expenditures	(203)	(256)	(511)	(667)

Free cash flow	280	329	1,634	2,019

Changes in non-cash operating working capital	(1,168)	4	(1,600)	(1,440)

Free cash flow including changes in non-cash operating working capital	(888)	333	34	579

Potash Cash Cost of Product Manufactured (“COPM”)

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Potash	303	303	878	892

Change in inventory	4	(26)	(28)	(1)

Other adjustments	-	(4)	(5)	(16)

COPM	307	273	845	875

Depreciation and amortization included in COPM	(124)	(87)	(305)	(292)

Cash COPM	183	186	540	583

Production tonnes (tonnes - thousands)	3,430	2,977	9,811	9,761

Potash cash COPM per tonne	53	62	55	60

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of US dollars, except as otherwise noted)	2020	2019	2020	2019

Total COGS - Nitrogen	482	469	1,708	1,652

Depreciation and amortization in COGS	(113)	(109)	(395)	(340)

Cash COGS for products other than ammonia	(287)	(262)	(1,017)	(952)

Ammonia

Total cash COGS before other adjustments	82	98	296	360

Other adjustments [1]	(11)	(2)	(46)	(35)

Total cash COPM	71	96	250	325

Natural gas and steam costs	(45)	(62)	(164)	(221)

Controllable cash COPM	26	34	86	104

Production tonnes (net tonnes [2] - thousands)	557	755	1,945	2,343

Ammonia controllable cash COPM per tonne	47	45	44	44

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products per tonne less depreciation and amortization per tonne. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Adjusted EBITDA to Sales

Most directly comparable IFRS financial measure: Retail adjusted EBITDA divided by Retail sales.

Definition: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively. In the third quarter of 2020, we revised this measure from EBITDA to Adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Adjusted EBITDA	231	7	964	162	1,364
Sales	2,171	2,649	6,749	2,720	14,289
Adjusted EBITDA to sales (%)					10

Nutrien Financial Receivables

Most directly comparable IFRS financial measure: Receivables.

Definition: Nutrien Financial receivables are a subcategory of US Retail receivables managed in the Nutrien Financial portfolio, segregated predominately according to credit quality. We manage our credit portfolio based on a combination of customer credit metrics, experience with the customer and by managing exposure to any single customer.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and other users to evaluate overall credit risk.

(millions of US dollars)	As at September 30, 2020
Nutrien Financial receivables	1,711
Non-Nutrien Financial receivables	3,345
Receivables	5,056

Retail Adjusted Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the working capital and sales of certain acquisitions (such as Ruralco) during the first year following the acquisition. We have amended our calculation to adjust for the sales of certain recently acquired businesses.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Average/Total
Working capital	1,759	2,288	2,030	3,216
Working capital from certain recent acquisitions	(138)	(108)	63	-
Adjusted working capital	1,621	2,180	2,093	3,216	2,278

Sales	2,171	2,649	6,749	2,720
Sales from certain recent acquisitions	(249)	(348)	(338)	-
Adjusted sales	1,922	2,301	6,411	2,720	13,354
Adjusted average working capital to sales (%)					17

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail operating expenses as a percentage of Retail gross margin.

Definition: Retail operating expenses, excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended September 30, 2020
(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Operating expenses [1]	667	677	811	669	2,824
Depreciation and amortization in operating expenses	(160)	(153)	(161)	(167)	(641)
Operating expenses excluding depreciation and amortization	507	524	650	502	2,183

Gross margin	736	529	1,612	661	3,538
Depreciation and amortization in cost of goods sold	2	2	2	3	9
Gross margin excluding depreciation and amortization	738	531	1,614	664	3,547
Cash operating coverage ratio (%)					62

1 Includes Retail expenses below gross margin including selling expenses, general and administrative expenses and other (income) expenses.

Retail Adjusted EBITDA per US Selling Location

Most directly comparable IFRS financial measure: Retail US adjusted EBITDA.

Definition: Total Retail US adjusted EBITDA for the last four rolling quarters, adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. This measure includes locations we have owned for more than 12 months. In the third quarter of 2020, we revised this measure from US EBITDA to US adjusted EBITDA to align with how we evaluate Retail results. There were no changes to this measure as a result of the change.

	Rolling four quarters ended September 30, 2020

(millions of US dollars, except as otherwise noted)	Q4 2019	Q1 2020	Q2 2020	Q3 2020	Total
Adjusted US EBITDA	143	(44)	766	86	951
Adjustments for acquisitions					(11)
Adjusted US EBITDA adjusted for acquisitions					940

Number of US selling locations adjusted for acquisitions					912
Adjusted EBITDA per US selling location (thousands of US dollars)					1,031